EIGER ANNOUNCES CLOSING OF NEWLOOK/ADH ACQUISITION

Toronto, May 21st /CNW/- Eiger Technology, Inc. (TSE:AXA, OTCBB: ETIFF) is pleased to announce that Newlook Industries Corp. ("Newlook"), pursuant to Policy 2.4 (the "CPC Policy") of the TSE Venture Exchange, has completed the acquisition of ADH Custom Metal Fabricators effective May 17, 2002. Newlook is now listed as a Tier 2 Industrial Issuer and will commence trading under the symbol "NLI" on Tuesday, May 21, 2002.

On December 19, 2001 Eiger entered into an agreement (the "ADH Agreement") to sell Vision Unlimited Equipment Inc.(and through it, its wholly owned subsidiary, ADH Custom Metal Fabricators Inc.).

Under the terms of the ADH Agreement, Newlook at closing acquired all of the issued and outstanding shares of Vision from Eiger (the "ADH / Vision Shares"). The deemed price of the purchase of the ADH / Vision Shares was Cdn $2,400,000 which was paid by Newlook by the issuance to Eiger of 4,800,000 common shares at a deemed price of Cdn $0.50 per common share (the "Acquisition Shares"). A finder's fee was paid through the issuance of 240,000 post-consolidated common shares to Hammer Holdings (St. Thomas) Inc.

The Acquisition Shares are subject to Exchange surplus security escrow restrictions which permit release of the Acquisition Shares over a three year period. As a result of the issuance of the Acquisition Shares, Eiger is now a controlling shareholder of Newlook.

Also at its Annual and Special Meeting of Shareholders held on April 26, 2002, Newlook sought and received shareholder approval to its proposed Stock Option Plan which calls for the issuance of up to 1,200,000 incentive stock options. Newlook subsequently sought and received Exchange acceptance for filing of the Stock Option Plan. New stock options may be granted to new directors, officers and employees of Newlook and its affiliates in accordance with Exchange policies including, without limiting the generality of the foregoing, Exchange policies requiring incentive stock options to vest over an 18 month period in tranches of 1/3 of the number granted.

Newlook's name change to "Newlook Industries Corp." and its proposed share consolidation were made effective concurrently with closing on May 17, 2002 by way of filing and processing with the Registrar of Companies in Victoria, British Columbia.

The directors and officers of Newlook are:

Mr. Gerry Racicot - Director: Mr. Racicot brings to Newlook extensive experience and expertise in managing public companies. Mr. Racicot is also President of Eiger Technology Inc.

Mr. Keith Attoe - CFO, Director: Mr. Attoe has a background in financial and business management and advisory services. He has served in executive roles with a number of companies and is also currently CFO of Eiger Technology Inc. He is a Chartered Accountant.

Mr. John Ramsbottom - President, CEO and Director: Mr. Ramsbottom brings to Newlook experience and expertise in manufacturing, engineering and finance. Prior to joining ADH as President in 2001, Mr. Ramsbottom was Director of Manufacturing and Engineering at Taylor Pipe Supports, an Ontario company from 1992 to 2001; Engineering Manager at Emerson Electric from 1988 to 1991; and Facilities and Standard Development Manager at Westinghouse Canada from 1978-1988.


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Mr. Robert Hoegler - Director:  Mr. Hoegler has experience in management of public companies and is the British Columbia resident director of Eiger Technology, Inc.

By virtue of its percentage ownership of Newlook upon completion of the Qualifying Transaction, Eiger has become an insider of Newlook, and by virtue of being insiders of Eiger the directors, senior officers and other insiders of Eiger are insiders of Newlook. Mr. Gerry Racicot and Mr. Keith Attoe are both currently directors and officers of Eiger and are expected to continue to be directors and officers of Eiger. Mr. Robert Hoegler is a director of Eiger and is expected to continue to be a director of Eiger.

Canaccord Capital Corp. acted as sponsor for Newlook's Qualifying Transaction.

No concurrent financing was proposed in connection with Newlook's acquisition of ADH / Vision. In lieu of financing, ADH / Vision was required by the Exchange (to meet minimum listing requirements relating to available working capital) to create an operating line of credit of Cdn $250,000 to fund ongoing operations when needed. The TSX Venture Exchange has in no way passed upon the merits of the Qualifying Transaction and has neither approved nor disapproved the contents of this press release. Investors are cautioned that trading in Newlook's securities is highly speculative and involves significant risk.


Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market and through its Eiger Net and K-Tronik facilities manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland P. Austrup, Vice-President at (416) 216-8659.


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The management of Eiger, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.